Exhibit 99.44

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL LAUNCHES EYEWEAR SITE IN BRAZIL

Vancouver, BC — June 20, 2012 - Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) the planet’s biggest online eyewear company announced today that it has expanded its geographic coverage by launching a Brazilian website to sell contact lenses, eyeglasses and sunglasses.

With a population of more than 196 million people, Brazil is the sixth largest economy in the world. Brazil has more than 68 million internet users and that number is expected to reach 155 million by 2015. With a strong economy and a high demand for imported fashion oriented products, Brazil has become an important market for leading optical companies.

“The eyewear market in Brazil is attractive for Coastal and presents a unique opportunity to create a market leadership position quickly,” commented Roger Hardy, Coastal’s Founder and CEO. “As a global leader in the online eyewear industry, Coastal is excited to participate in this important market. We look forward to reporting further progress as we build out our offering in Brazil.”

Coastal is establishing a distribution center in Brazil during 2012 to create the same industry leading customer service experience it has established in North America, Europe and Asia-Pacific.

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View Project. Founded in the year 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, Coastallens.com and our newest website, Lensway.com.br.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastal.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects, “is establishing” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.